EMPYREAN HOLDINGS, INC.

A DIVERSIFIED PUBLICLY-TRADED HOLDING COMPANY

October 8, 2010

VIA EDGAR CORRESPONDENCE ONLY

Tracey McKoy
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re: Empyrean Holdings, Inc.
Item 4.02 Form 8-K
Filed September 24, 2010
File No. 30118

Dear Ms. McKoy:

This letter is in response to your comment letter (the "Comment Letter") dated September 24, 2010, with regard to the Current Report on Form 8-K filing of Empyrean Holdings, Inc., a Nevada corporation ("Empyrean" or the "Company") originally filed on September 24, 2010.

The Company's responses are keyed to the items in your comment letter.

1. The 8K has been amended to include statements pursuant to Item 4.02(b) and 4.02(c).

2. The disclosures in the 8K have been clarified regarding the notification of errors in our financial statements.

3. A brief description of audit adjustments and potential corrections, as known to the Company at the time of the filing, as been added.

Finally, the Management of Empyrean acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Securities and Exchange Commission ("SEC" or "Commission") staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions. I would appreciate if you would send any further responses directly to me electronically or via facsimile, so we can respond with a prompt response.

Thank you in advance for your courtesies.

Sincerely,

Terri Hourigan
President, CEO and Director
EMPYREAN HOLDINGS, INC.